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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25328

KH 2/15

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2010__ AND ENDING __12/31/2010__

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ark Investments**
                      Douglas K. Adie

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__16170 Canaanville Road__

(No. and Street)

__Athens__   __Ohio__   __45701__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Douglas K. Adie__   __740-593-8888__

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Peter E. Metzloff, CPA__   __Skoda Minotti__

(Name – *if individual, state last, first, middle name*)

__6685 Beta Drive__   __Mayfield Village__   __Ohio__   __44143__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11015594

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DOUGLAS K. ADIE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ARK INVESTMENTS__ , as of __DECEMBER 31__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS K. ADIE, dba Ark Investments

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

DOUGLAS K. ADIE, dba Ark Investments

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

TO THE OWNER
DOUGLAS K. ADIE, dba Ark Investments

We have audited the accompanying statement of financial condition of Douglas K. Adie, dba Ark Investments (the Company) as of December 31, 2010, and the related statements of operations and changes in owner's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas K. Adie, dba Ark Investments as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Mayfield Village, Ohio
January 27, 2011

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	42,447
Deposit with broker		11,294
Marketable securities, at fair value		118,650
	$	172,391

LIABILITIES AND EQUITY

LIABILITIES

Accrued expenses	$	175

EQUITY

Owner's equity		172,216
	$	172,391

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF OPERATIONS AND CHANGES IN OWNER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

REVENUE

Fees and commissions	$ 5,535
Unrealized gain on securities	19,550
Interest and dividend income, net	(58)
	25,027

OPERATING EXPENSES

Communications	4,164
Occupancy expense	3,516
Regulatory fees and expenses	900
Other operating expenses	1,752
	10,332
Net gain	14,695
Owner's equity at beginning of year	153,171
Owner's contributions during the year	4,350
Owner's equity at end of the year	$ 172,216

The accompanying notes are an integral part of these financial statements.

-4-

DOUGLAS K. ADIE, dba Ark Investments

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net gain	$ 14,695
Adjustments to reconcile net gain to net cash	
used in operating activities:	
Deduct: Item not affecting cash	
Unrealized gain on securities	(19,550)
Change in operating assets and liabilities:	
Increase in accrued expenses	24
Net cash used in operating activities	(4,831)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Owner's contributions	4,350
NET DECREASE IN CASH AND EQUIVALENTS	(481)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	42,928
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 42,447

The accompanying notes are an integral part of these financial statements.

DOUGLAS K. ADIE, dba Ark Investments

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Douglas K. Adie, dba Ark Investments (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and is engaged in managed accounts, with a concentration in Southeast Ohio.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

Investments

Investments consist of marketable equity securities reported at fair value. In accordance with industry accounting practices, any unrealized gain or loss on marketable equity securities is recognized currently in income. All of the investments represent a holding of 5,000 shares of NASDAQ with a cost of approximately $80,000.

Revenue Recognition

Commissions are recognized as income when earned, rather then when received.

Income Taxes

As a proprietorship, the Company is not a taxpaying entity for purposes of Federal or state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all resources; accordingly, no provision or liability for Federal or state income taxes has been included in these financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 27, 2011, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liability based on the best available information.

All of the Company's investments are Level 1.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was in excess of the required capital.

DOUGLAS K. ADIE, dba Ark Investments

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2010

FORM
X-17A-5
LINE

COMPUTATION OF NET CAPITAL:

1	Total stockholder's equity from statement of financial condition	$	172,216
2	Less: Stockholder's equity not allowable for net capital		-
3	Total stockholder's equity qualified for net capital	$	172,216
6D	Total other deductions		
8	Net capital before haircuts on security positions	$	172,216
9	Haircuts on securities pursuant to 15c3-1		(33,344)
10	Net capital	$	138,872

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

11	Minimum net capital required	$	12
12	Minimum dollar requirement	$	50,000
13	Net capital requirement	$	50,000
14	Excess net capital		
	Net capital	$	138,872
	Less: Net capital requirement		(50,000)
	Total	$	88,872
15	Excess net capital at 1000 percent	$	78,872

AGGREGATE INDEBTEDNESS:

16 and 19	Aggregate indebtedness liabilities	$	175
20	Percent of aggregate indebtedness to net capital		0.13%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the Independent Auditors' Report.

DOUGLAS K. ADIE, dba Ark Investments

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

Douglas K. Adie, dba Ark Investments is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting or holding funds or securities for, or owing money or securities to customers.

See the Independent Auditors' Report.

DOUGLAS K. ADIE, dba Ark Investments

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2010

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 172,216	$ 172,216	$ -
Haircuts on securities pursuant to 15c3-1	(33,344)	(33,344)	-
Net capital	$ 138,872	$ 138,872	$ -
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 50,000	$ 50,000	$ -
Excess net capital:			
Net capital	$ 138,872	$ 138,872	$ -
Less: Net capital requirement	(50,000)	(50,000)	-
Total	$ 88,872	$ 88,872	$ -
Excess net capital at 1000 percent	$ 78,872	$ 78,872	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 175	$ 175	$ -
Percent of aggregate indebtedness to net capital	0%	0%	0%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the Independent Auditors' Report.



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE OWNER
DOUGLAS K. ADIE, dba Ark Investments

In planning and performing our audit of the financial statements and supplemental information of Douglas K. Adie, dba Ark Investments (the Company), as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | *ph* 440 449 6800 | *fx* 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | *ph* 330 668 1100 | *fx* 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
January 27, 2011